FOR IMMEDIATE RELEASE

Best Buy Reward Zone Members Have More Choices with an Expanded Points.com
Partnership

Reward Zone Members Can Now Exchange Points Between Their Other Reward Currency
Accounts and Trade Directly with Fellow Points.com Users

TORONTO (March 7, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading loyalty reward program management platform, www.Points.com, expands its offerings to Best Buy Reward Zone Members just two months after the initial relationship kicked off. Members are now able to exchange points between their Best Buy Reward Zone and their other participating loyalty program accounts as well as trade with other users via the Points.com loyalty marketplace.

“Best Buy is a clear leader in the retail space making this a very strategic partnership for Points.com. We are excited to expand our relationship with the Reward Zone program and compliment Best Buy for giving their members even more freedom and flexibility with their points via the Points.com platform,” said Rob MacLean, CEO of Points International.

Reward Zone members can now accumulate the points, miles and rewards they want by trading with others on Points.com. Users can post their own trade or accept someone else’s to achieve their reward goals faster. For more information about Reward Zone, visit www.MyRZ.com.

Points International works in partnership with all loyalty and reward programs active on the Points.com Platform. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, on Facebook (www.points.com/facebook), or on our blog (www.blog.points.com).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com